Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Global Engine Holdings Limited	British Virgin Islands
Ace Vision Technology Investment Limited	British Virgin Islands
Global Engine Limited	Hong Kong
Ace Vision Technology Limited	Hong Kong